Filed by Berkshire Hills Bancorp, Inc.
pursuant to Rule 425
under the Securities Act of 1933

Subject Company
Factory Point Bancorp, Inc.
Commission File Number 0-51584

Memo To:	All Employees
From:	Guy Boyer, President and CEO
Date:	May 15, 2007

The Board of Directors of Factory Point Bancorp has voted to merge with Berkshire Hills Bancorp of Pittsfield, Massachusetts. Factory Point National Bank and Berkshire Bank have both proudly served local communities and customers for more than 100 years and will continue to do so in our new partnership.

Why are we doing this? We have evaluated our strategic options and have concluded that this is the right decision and that Berkshire is the partner of choice. Unlike most other larger institutions, Berkshire is very similar to us in how they treat their employees, customers and communities. Berkshire offers an engaging and exciting environment and shares the same community banking philosophy and commitment to excellent service. Combining with Berkshire allows us to keep pace with changing market demands by expanding services and increasing the range of financial options available to our customers. Because of Berkshire’s desire to expand into Vermont, this choice will also be the best one for our co-workers.

The communities that Berkshire Bank does business in are very similar to the communities we serve. That was essential in our decision to move forward. Berkshire presently operates in three regions, Berkshire County and the Pioneer Valley in Massachusetts, and the Capital Region in New York. Berkshire takes pride in its local presence and the addition of the Southern Vermont market is a natural fit.

I am sure there will be many questions about what this means to you and I promise you that over the coming weeks you will be kept informed. Our customers will also have questions and it is important to reassure them that it will be business as usual.

We know that our success is because of our people. I’m sure you have concerns about the future and we will continue to do as much as possible to ease you through this transition. Please know that we will answer your questions honestly and as quickly as we have answers. It is anticipated that it will take approximately five months to complete the combining of the two banks and it is our expectation that operations will continue to be staffed similarly to how they are now.

We will have a bank wide meeting this Thursday at the Equinox at 6:30 to give you an opportunity to meet several of the Berkshire folks and hear their plans for the future. Over the next few days Dan and I will be visiting many of you with a few of our Berkshire counterparts for you to meet them one-on-one.

FACTORY POINT

Q & A Guide for Employees

What does this announcement mean?

The announcement means that Factory Point National Bank will be merged into Berkshire Bank, one of Massachusetts oldest and largest independent banks, and the largest banking institution in Western Massachusetts. Berkshire is headquartered in Pittsfield, Massachusetts. Through its affiliates, Berkshire Insurance Group, Berkshire Bank Investment Services, Inc. and the Asset Management/Trust Group, it provides access to a full range of insurance, investment and asset management/trust services.

Why now?

This will allow us to provide expanded services to our customers and increase the range of financial options available to them. Future growth requires a level of investment that would be challenging to sustain on our own.

Why Berkshire?

Berkshire holds the same values as Factory Point. We share the same community banking philosophy and a strong commitment to customer service excellence. They know customers like to bank where it is familiar, where they know the people and where decisions are made locally. Berkshire is an alternative to larger banks and is able to provide more resources while still offering intimate customer service. We can feel good about this partnership with Berkshire.

When will it take place?

There are many activities that must occur prior to the final combination of the two banks, including approvals from regulators and Berkshire and our shareholders. There will also be many other operational issues to address over the coming months. Given those necessary steps, we expect the transaction to be finalized some time during the 3rd or 4th quarter of 2007.

What happens in the meantime?

We will continue to operate in the best possible manner for our employees, customers and shareholders. We must remain focused on delivering the excellent service that our customers have come to expect from us.

Members of the Factory Point management team will also begin working with our counterparts at Berkshire to prepare for the integration of systems and operations.

What does this mean to customers?

For our customers, banking at Factory Point will remain the same. Although our name will change, like Factory Point, Berkshire Bank is very focused on customers. We share a commitment to providing what’s important to customers – including our excellent service. And in the future, our customers will be able to take advantage of additional services.

In all likelihood, customers will have questions about this announcement. Our first priority is to assure them that we will continue business as usual and they will continue to see the same friendly faces they have come to expect at FPNB.

Will any branches close?

It is Berkshire’s intent that all Factory Point offices will remain open.

What does this mean to me?

We are partnering with a great organization that provides exciting opportunities to its employees. As we continue to grow, there will be new career opportunities for many employees.

Initially, there will be no impact to most employees. It is likely that as we move forward, some functions will be consolidated or changed and every effort will be made to offer positions to those affected. It is too early to determine what the specific impact will be. However, a generous severance benefit and career transition program will be provided to anyone whose position is eliminated.

The most important thing you can do in the meantime is to continue to focus on doing the best job you can.

How will my benefits change?

Employees who continue with Berkshire Bank will receive the same health and welfare benefits as Berkshire employees which will result in several enhancements.

What should I do if I have other concerns?

It is natural to feel uncertain in times of change, especially when there are many unanswered questions. To help employees, we will be conducting informal meetings to discuss the changes as they occur. You should also feel comfortable in talking with your manager about your concerns.

In the meantime, there are things you can and should do:

Please think positively! This can be an excellent opportunity for the Bank and its employees. While there are many uncertainties, there will also be new opportunities.

Continue to do your best and learn all you can! It’s the best thing you can do for yourself and your future.

Focus on the facts! We will do our best to get timely and accurate information out to everyone as quickly as possible. If you hear something that you would like clarified, please discuss it with your supervisor or someone else who either has the answer or can get one.

Continue to provide excellent customer service! During this change, customers will still expect – and deserve – the same level of service we’ve always provided. They rely on our professional, efficient service.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction will be submitted to Berkshire Hills’ and Factory Point’s stockholders for their consideration. Berkshire Hills will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents concerning Berkshire Hills Bancorp, Factory Point, the proposed transaction, the persons soliciting proxies in the merger and their interests in the merger and related matters. Stockholders of Berkshire Hills and Factory Point are urged to read the registration statement, including the joint proxy statement/prospectus, when it becomes available and any other relevant documents filed with the SEC because they contain important information. You will be able to obtain a free copy of all documents filed with the SEC by Berkshire Hills on the SEC’s Web site (http://www.sec.gov). In addition, documents filed with the SEC by Berkshire Hills will be available, without charge, by directing a request to Ann Racine, Investor Relations, Berkshire Hills Bancorp, Inc., 24 North Street, Pittsfield, MA 01201 (413) 236-3144.

Berkshire Hills and its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. Information about the directors and executive officers of Berkshire Hills and their ownership of Berkshire Hills common stock is set forth in the proxy statement, dated April 2, 2007, for Berkshire Hills’ 2007 annual meeting of stockholders, which is available on Berkshire’s website at www.berkshirebank.com and on the SEC’s website.

FORWARD-LOOKING STATEMENTS

This Q&A guide contains certain forward-looking statements about the proposed merger of Berkshire Hills Bancorp and Factory Point. These statements include statements regarding the anticipated closing date of the transaction and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, difficulties in integrating Berkshire Hills Bancorp and Factory Point, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which Berkshire Hills Bancorp and Factory Point are engaged, changes in the securities markets and other risks and uncertainties disclosed from time to time in documents that Berkshire Hills Bancorp files with the Securities and Exchange Commission.